TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD DRILLING PROGRAM CONTINUES TO INTERSECT WIDE ZONES OF GOLD MINERALIZATION AT THE NELLIGAN GOLD PROJECT, QUEBEC

Toronto, Ontario, September 11, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced first assay results from its ongoing 2018 drilling program completed at its Nelligan joint venture project (IAMGOLD Corporation: 51%, Vanstar Mining Resources Inc. ("Vanstar"): 49%), located 60 kilometres southwest of Chibougamau, Quebec, Canada. The company is reporting assay results from 12 diamond drill holes, totaling 4,471 metres. Results are pending from a remaining 20 drill holes, totaling 8,889 metres, and will be reported once the results are received, validated and compiled.

The assay results reported herein are provided in Table 1 below and include the following highlights:
(A drill hole plan map is attached to this news release.)

Liam Zone:

- **Drill hole NE-18-71: 7.6 metres grading 2.39 g/t gold**
    - Includes 1.86 metres grading 6.68 g/t Au
- **Drill hole NE-18-74: 39.9 metres grading 1.38 g/t gold**
    - Includes 1.50 metres grading 8.91 g/t Au

Renard Zone:

- **Drill hole NE-18-69: 56.6 metres grading 1.81 g/t gold**
    - Includes 30.8 metres grading 2.66 g/t gold
- **Drill hole NE-18-73: 28.1 metres grading 1.40 g/t gold**
    - Includes 3.8 metres grading 4.65 g/t gold

  and 32.3 metres grading 0.89 g/t gold
- **Drill hole NE-18-75: 23.3 metres grading 1.51 g/t gold**
  and 23.1 metres grading 2.59 g/t gold
    - Includes 2.0 metres grading 5.91 g/t gold

  and 22.1 metres grading 2.08 g/t gold
  and 66.3 metres grading 1.18 g/t gold
    - Includes 0.8 metres grading 17.05 g/t gold
- **Drill hole NE-18-79: 33.9 metres grading 1.76 g/t gold**

The 2018 diamond drilling program was designed to evaluate the resource potential of the recently discovered mineralization system, referred to as the Renard Zone, located immediately north of the previously known Liam and Dan zones. The drilling continues to intersect wide zones of hydrothermal alteration characterized by variable carbonatization, sericite, phlogopite and pervasive silicification affecting the hosting meta-sedimentary sequence. Disseminated pyrite is associated with the alteration zones and varies from 1% to more than 15% locally. Trace molybdenite and rarely visible gold are also observed.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The 2018 exploration drilling program continues to delineate wide zones of alteration and mineralization, allowing us to advance a preliminary deposit model and evaluate the resource potential of this large hydrothermal system. The results are encouraging and we are optimistic that we can advance this project to an initial resource estimate in the future."

Next Steps

An additional 20 diamond drill holes, totaling 8,889 metres have been completed for which assay results are pending and will be reported once they are received, validated and compiled. These results, coupled with ongoing geochemical and structural studies, will continue to support the development and refinement of a geological and deposit model. The objective of the 2018 drilling program is to evaluate the resource potential of the project with the aim of declaring an initial National Instrument 43-101 ("NI 43-101) compliant resource estimate.

About the Nelligan Project

The Nelligan project covers a small area of the large Caopatina segment belonging to the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette synclinal with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is affected by several structures and deformed zones.

Gold showings of the area can be grouped according to their style of mineralization: Quartz-sulphide vein type mineralization and disseminated pyrite mineralization. On the local scale, the Nelligan project contains several interesting gold showings including Liam and Dan Zones discovered by drilling in 2013 and 2014 and the historical Lake Eu showing. New gold zones were intersected to the north of the known gold showings and revealed the widespread presence of gold over a strike length of more than 1.0 kilometre, over a width of a few hundred metres and a depth of over 300 vertical metres (Zones 36 and Renard). These prospective showings appear to fall within a structural corridor with a potential strike length of several kilometres associated to the Guercheville Deformed Corridor located 5 km north of the property.

The Nelligan Project is held under an earn-in option to joint venture agreement with Vanstar. The Company holds an undivided 51% interest in the property, and holds an option to earn a further 24% undivided interest in exchange for cash payments totaling C$2,750,000 to Vanstar and the delivery of an NI 43-101 compliant Resource Estimate Technical Report before March 2022. Once vested to an undivided 75% interest, IAMGOLD will have a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1

Table 1 Nelligan Project Drilling Results - 2018 Drilling Program													
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (1)	Au (2)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
NE-18-68	523,426.0	5,473,820.4	368.2	335	-50	486.00	183.00	187.20	4.20	3.44	0.87	ZONE 36
							225.76	241.20	15.44	11.83	0.65	ZONE RENARD
Including (3)							234.35	237.00	2.65	2.03	1.41	
							360.50	367.58	7.08	5.80	0.72	ZONE RENARD
							387.86	393.30	5.44	3.85	0.94	ZONE RENARD
							430.00	457.50	27.50	21.07	0.47	ZONE RENARD
Including (3)							440.36	445.50	5.14	3.94	0.87	
Including (3)							456.00	457.50	1.50	1.23	1.33	
NE-18-69	523,183.0	5,473,742.1	371.9	330	-45	466.00	305.20	312.50	7.30	6.32	6.84	ZONE RENARD
Including (3)							308.20	309.70	1.50	1.36	29.30	
							318.40	375.00	56.60	49.02	1.81	ZONE RENARD
Including (3)							318.40	349.20	30.80	26.67	2.66	
Including (3)							326.90	328.40	1.50	1.30	15.45	
Including (3)							344.70	346.20	1.50	1.30	6.08	
							385.50	396.00	10.50	9.09	0.54	ZONE RENARD
							409.50	435.50	26.00	22.52	0.65	ZONE RENARD
NE-18-70	523,331.6	5,473,729.6	372.3	335	-50	264.00	37.80	40.50	2.70	2.07	0.81	ZONE LIAM
							203.89	212.70	8.81	7.22	0.59	ZONE 36
							227.90	232.14	4.24	3.00	1.75	ZONE 36
NE-18-71	523,245.0	5,473,705.6	371.7	335	-50	234.00	31.10	38.66	7.56	6.55	2.39	ZONE LIAM
Including (3)							36.80	38.66	1.86	1.61	6.68	
							174.15	187.40	13.25	10.15	0.78	ZONE 36
							225.22	230.64	5.42	4.44	0.88	ZONE 36
NE-18-72	523,281.7	5,473,845.6	369.1	330	-50	414.00	32.50	34.00	1.50	1.23	12.20	ZONE 36
							189.80	212.70	22.90	17.54	1.30	ZONE RENARD
Including (3)							196.35	202.90	6.55	5.02	3.02	
							228.80	238.80	10.00	7.66	1.08	ZONE RENARD
Including (3)							232.81	234.31	1.50	1.15	2.90	
							273.46	294.70	21.24	16.27	0.88	ZONE RENARD
Including (3)							273.46	284.70	11.24	8.61	1.23	
							311.30	348.90	37.60	30.80	0.87	ZONE RENARD
Including (3)							334.33	340.82	6.49	6.10	2.67	
NE-18-73	523,176.7	5,473,951.9	368.9	330	-52	297.00	37.50	48.22	10.72	7.58	1.31	ZONE RENARD
Including (3)							37.50	40.50	3.00	2.12	2.85	
							57.22	68.32	11.10	7.85	0.79	ZONE RENARD
							144.00	145.50	1.50	1.15	14.90	ZONE RENARD
							153.37	181.50	28.13	21.55	1.40	ZONE RENARD
Including (3)							153.37	157.13	3.76	2.88	4.65	
Including (3)							179.27	181.50	2.23	1.58	3.82	
							213.87	223.48	9.61	6.80	1.17	ZONE RENARD
Including (3)							220.57	223.48	2.91	2.06	2.42	
							235.22	267.50	32.28	20.75	0.89	ZONE RENARD
Including (3)							241.22	244.80	3.58	2.74	1.80	
Including (3)							250.20	253.20	3.00	2.30	2.33	
							276.50	283.15	6.65	5.09	1.24	ZONE RENARD
NE-18-74	523,376.8	5,473,639.4	368.3	335	-50	387.00	41.47	46.50	5.03	3.56	0.70	ZONE DAN
							76.50	79.50	3.00	2.30	1.98	ZONE DAN
							122.15	162.00	39.85	32.64	1.38	ZONE LIAM
Including (3)							131.32	133.50	2.18	2.05	3.71	
Including (3)							148.80	151.80	3.00	2.30	2.63	
Including (3)							160.50	162.00	1.50	1.30	8.91	
							280.90	287.00	6.10	4.67	2.21	ZONE 36
Including (3)							283.50	286.00	2.50	1.92	4.13	

Table 1 Nelligan Project Drilling Results - 2018 Drilling Program											
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width [1]	Au [2]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
NE-18-75	523,007.3	5,473,691.6	375.6	330	-52	498.00	105.35	111.73	6.38	4.10	0.86	ZONE 36
							139.64	149.10	9.46	7.25	0.65	ZONE 36
Including (3)							147.90	149.10	1.20	0.92	2.53	
							233.00	256.25	23.25	20.14	1.51	ZONE RENARD
Including (3)							234.50	250.45	15.95	13.07	1.81	
							296.90	320.00	23.10	20.94	2.59	RENARD ZONE
Including (3)							297.90	299.90	2.00	1.64	5.91	
Including (3)							309.70	310.70	1.00	0.94	15.65	
							326.65	348.75	22.10	16.93	2.08	ZONE RENARD
Including (3)							341.30	343.95	2.65	2.03	11.53	
							355.75	375.80	20.05	15.36	1.09	ZONE RENARD
							395.75	462.00	66.25	50.75	1.18	ZONE RENARD
Including (3)							398.25	399.00	0.75	0.57	17.05	
Including (3)							444.00	445.50	1.50	1.06	8.42	
NE-18-76	523,179.7	5,473,947.0	368.8	330	-56	399.00	52.58	61.07	8.49	6.50	0.55	ZONE RENARD
							70.60	88.50	17.90	13.71	0.54	ZONE RENARD
							92.65	96.00	3.35	3.04	7.14	ZONE RENARD
							122.20	136.90	14.70	13.32	0.70	ZONE RENARD
							168.50	196.00	27.50	21.07	1.89	ZONE RENARD
Including (3)							188.40	189.20	0.80	0.69	12.75	
							228.65	233.80	5.15	3.95	1.47	ZONE RENARD
Including (3)							231.65	233.80	2.15	1.65	2.70	
							246.20	253.70	7.50	5.75	0.71	ZONE RENARD
							277.30	307.90	30.60	21.64	0.84	ZONE RENARD
Including (3)							300.50	302.20	1.70	1.20	2.14	
NE-18-77	522,510.2	5,473,762.2	372.2	335	-50	285.00	70.40	78.80	8.40	5.40	0.61	ZONE RENARD
							83.90	91.00	7.10	5.82	0.94	ZONE RENARD
							105.80	117.00	11.20	8.58	2.03	ZONE RENARD
Including (3)							110.50	112.00	1.50	1.23	10.90	
							126.00	146.60	20.60	16.87	0.48	
							198.70	212.50	13.80	11.30	1.69	ZONE RENARD
Including (3)							202.50	210.30	7.80	6.39	2.67	
							237.00	238.50	1.50	1.41	6.86	ZONE RENARD
							258.00	279.00	21.00	19.73	0.95	ZONE RENARD
NE-18-78	523,100.8	5,473,898.7	372.8	330	-50	339.00	51.00	59.07	8.07	7.31	0.67	ZONE RENARD
							95.75	106.10	10.35	7.93	1.23	ZONE RENARD
							129.00	153.00	24.00	20.78	0.96	ZONE RENARD
Including (3)							135.50	147.00	11.50	9.96	1.30	
							165.00	199.95	34.95	26.77	0.84	ZONE RENARD
Including (3)							174.00	175.50	1.50	1.36	1.81	
Including (3)							181.15	199.95	18.80	17.04	1.12	
							235.85	300.81	64.96	49.76	0.82	ZONE RENARD
Including (3)							243.70	274.56	30.86	23.64	1.01	
Including (3)							283.08	287.34	4.26	3.49	1.14	
Including (3)							299.36	300.81	1.45	1.11	2.77	
							326.60	339.00	12.40	9.50	0.53	ZONE RENARD
NE-18-79	522,427.9	5,473,660.5	374.8	335	-45	402.00	285.94	296.10	10.16	7.78	0.69	ZONE RENARD
							353.10	387.00	33.90	25.97	1.76	ZONE RENARD
Including (3)							376.50	387.00	10.50	8.04	3.33	

Notes:
1. True widths are estimated at 70 to 94% of the core interval.
2. Drill hole intercepts are calculated with a lower cut of 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

Figure 1: Nelligan drill hole plan map and highlighted 2018 assay results.

LEGEND

- 2018 IAMGOLD drill holes
- 2018 IAMGOLD drill holes – Results Pending
- Previous IAMGOLD drill holes
- Historical drill holes
- Lakes
- Bush roads and trails

NELLIGAN PROJECT
2018 Drilling Program

NE-18-73
10.7m grading 1.31 g/t Au
28.1m grading 1.40 g/t Au
32.3m grading 0.89 g/t Au

NE-18-76
3.4m grading 7.14 g/t Au
14.7m grading 0.70 g/t Au
27.5m grading 1.89 g/t Au
30.6m grading 0.84 g/t Au

NE-18-78
24.0m grading 0.96 g/t Au
35.0m grading 0.84 g/t Au
65.0m grading 0.82 g/t Au

NE-18-77
11.2m grading 2.03 g/t Au
13.8m grading 1.69 g/t Au
21.0m grading 0.95 g/t Au

NE-18-72
22.9m grading 1.30 g/t Au
21.2m grading 0.88 g/t Au
37.6m grading 0.87 g/t Au

NE-18-79
33.9m grading 1.76 g/t Au

NE-18-69
56.6m grading 1.81 g/t Au
26.0m grading 0.65 g/t Au
(Renard)

NE-18-75
23.3m grading 1.51 g/t Au
23.1m grading 2.59 g/t Au
22.1m grading 2.08 g/t Au
20.1m grading 1.09 g/t Au
66.3m grading 1.18 g/t Au

NE-18-71
7.6m grading 2.39 g/t Au (LIAM)
13.3m grading 0.78 g/t Au (36)

NE-18-74
39.9m grading 1.38 g/t Au (LIAM)
6.1m grading 2.21 g/t Au (36)

RENARD

36

LIAM

DAN

0   250
metres